Exhibit 99.1

June 20, 2024	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To:	All Canadian Securities Regulatory Authorities

Subject: Encore Energy Corp.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual Meeting
Record Date for Notice of Meeting:	July 15, 2024
Record Date for Voting (if applicable):	July 15, 2024
Beneficial Ownership Determination Date:	July 15, 2024
Meeting Date:	August 28, 2024
Meeting Location (if available):	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	29259W700	CA29259W7008

Sincerely,

Computershare

Agent for Encore Energy Corp.